

January 12, 2026

T. Ronan Kennedy
Chief Executive Officer and Chief Financial Officer
cbdMD, Inc.
2101 Westinghouse Blvd.
Suite A
Charlotte, NC 28273

>   **Re: cbdMD, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 5, 2026**
>   **File No. 333-292567**

Dear T. Ronan Kennedy:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Margaret Sawicki at 202-551-7153 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Brian Bernstein, Esq.